Exhibit 10.3(l)

[Insert date]

Dear [Name of Participant]:

I am pleased to inform you that you have been granted an award of [Number of Shares Awarded] shares of restricted stock pursuant to the ADTRAN, Inc. 2010 Directors Stock Plan (the “Plan”).  The award is subject to the terms of the Plan and a related award agreement, both of which can be found on the Plan’s online portal, Morgan Stanley StockPlan Connect (https://www.stockplanconnect.com/). In order to confirm your award, please visit the portal and follow the relevant instructions to acknowledge and accept it.

Additionally, the award of restricted stock you received effective [Insert Date] vested on [Insert Date]. We are preparing to transfer the final award stock shares to your designated account. Please complete Attachment A to document your share transfer instructions for our files and return to Meaghan Morris at (256) 963-6315.

Your original grant was [Number of Shares] shares. As a result of quarterly dividend credits earned during [Year], the final award will be [Number of Shares] shares, plus a cash payment for the equivalent of [Number of Shares] fractional shares [Dollar amount to Receive] associated with the dividend credits. Fractional shares are paid in cash in accordance with the plan rules. The amount of cash payment is based on the closing price of ADTRAN’s stock on [Insert Date] of [Price per Share] per share.

Your cost basis of the shares awarded to you is [Insert Price per Share] per share. This award will be reported to you as income on the [Insert Year] Form 1099, which will be mailed to you by [Insert Date]. The cash amount for the fractional share will be added on your [Insert Year] Form 1099.

If you have any questions, please contact Meaghan Morris at (256) 963-6315 or meaghan.morris@adtran.com.

ADTRAN, INC.

/s/ Thomas R. Stanton

Thomas R. Stanton

Chairman of the Board and Chief Executive Officer